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                            March 4, 2024

       Kimberly Nelson
       Chief Financial Officer
       SPS Commerce, Inc.
       333 South Seventh Street, Suite 1000
       Minneapolis, MN 55402

                                                        Re: SPS Commerce, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-34702

       Dear Kimberly Nelson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Metrics and Non-GAAP Financial Measures, page 28

   1. We note you disclose on page 12 that in order to increase your revenue and achieve and maintain profitability
you must sell additional products to existing customers and your customers must increase
their use of products. You also disclose that you do not have long-term contracts
with most of your recurring customers and therefore the lack of success in maintaining
or improving forecasted renewal rates will have an adverse effect on revenue and
financial results. Please tell us what measures or metrics management uses to monitor customer
retention and renewals, if any, and revise to provide a quantified discussion of such
measures for each period presented. Refer to SEC Release No. 33-
                                                        10751.
 Kimberly Nelson
FirstName  LastNameKimberly Nelson
SPS Commerce,   Inc.
Comapany
March      NameSPS Commerce, Inc.
       4, 2024
March2 4, 2024 Page 2
Page
FirstName LastName
Year Ended December 31, 2023 compared to year ended December 31, 2022, page 30

2. You disclose that the increase in revenue resulted, in part, from continued business growth and business acquisitions. Please tell us and revise to disclose the amount or percentage of such increase from new customers versus existing customers as well as from business acquisitions, to provide additional context to your revenue growth as well as the extent to which your various business acquisitions have impacted such growth. Refer to Item
         303(b) of Regulation S-K and Section III.B.1. of SEC Release No.
33-8350.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Akst at 202-551-3407 or Melissa Kindelan at 202-551-3564 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Brian Senger